Annmarie T. Hagan
Vice President
& Chief Accounting Officer
CIGNA Corporation

May 23, 2006	1601 Chestnut Street
Routing TL14A
Philadelphia, PA 19192
Telephone 215.761.1206
Facsimile 215.761.5530

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of May 4, 2006 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have repeated each of the comments set forth in your comment letter and followed each comment with the Company’s response. CIGNA proposes to include the additional disclosures noted below in response to your inquiries relating to Critical Accounting Estimates and Footnote 5 - Health Care Medical Claims Payable in future filings beginning with the Form 10-Q for the quarter ended June 30, 2006.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis Critical Accounting Estimates, page 26

1.
We believe your disclosure regarding health care medical claims payable could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us in disclosure-type format the following:

a.	Discuss how each of your key assumptions in developing the healthcare medical claims payable has changed historically over the periods presented.

Medical claims payable for the Health Care segment reflects estimates of the ultimate cost of claims that have been incurred but not yet reported (IBNR), those which have been reported but not yet paid (Reported claims in process) and Other Medical Expense Payable, which primarily comprises accruals for provider incentives and other amounts payable to providers. IBNR comprises the majority of the reserve balance as follows at December 31:

(In millions)	2005	2004
IBNR	$1,004	$1,349
Reported claims in process	116	177
Other Medical Expense Payable	45	68
Medical claims payable	$1,165	$1,594

CIGNA develops these estimates using actuarial principles and assumptions based on historical and projected claim payment patterns, medical cost trends, benefit design, seasonality, utilization of health care services and other relevant operational factors. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors. CIGNA analyzes the historical claim payment patterns by comparing the dates claims were incurred, generally the dates services were provided, to the dates claims were paid to determine “completion factors.” CIGNA calculates completion factors by aggregating this historical claim data and estimating the percentage of claims incurred in a particular month that will be resolved and paid in subsequent months.

Claims incurred in the most recent months have limited paid claim data, since a large portion of health care claims are not submitted to CIGNA for payment until a few months after services have been provided. This makes the completion factor approach less reliable for claims incurred in the most recent months. As a result, in any reporting period, for estimates of the ultimate claims incurred in the most recent months, CIGNA primarily relies on medical cost trend analysis which reflects expected claim payment patterns and other relevant operational considerations.

Finally, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

Adjustments to CIGNA's key assumptions are made in each reporting period, as appropriate, based on historical information and emerging trends. Circumstances which have resulted in changes to assumptions over the periods presented include: the level of medical service utilization, which has resulted in lower medical cost trend assumptions in 2004 and 2005; improvement in the time to process, which has resulted in an increase to completion factor assumptions; changes in benefit design; and other operational and environmental factors.

b.
Discuss how management has adjusted each of the key assumptions used in calculating the current year liability given their historical changes or given current trends observed. This discussion should explain how what has happened to the key assumptions in the past has been considered by management in determining current key assumptions.

On a quarterly basis, management evaluates key reserving assumptions by comparing the assumptions used in establishing the reserves to actual experience. When actual experience differs from the assumptions used in establishing reserves, medical claims payable are increased or decreased. In establishing medical claims payable for the year ended December 31, 2005, CIGNA primarily considered two factors: the improvement in time to process, resulting in an increase to completion factors; and the deceleration of utilization of medical services, resulting in a reduction in medical cost trend assumptions. Additionally, each quarter, CIGNA evaluates expected future developments which may impact key assumptions, including changes in business mix and other operational and environmental factors.

c.
Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 health care medical claims liabilities and future operations. Merely applying a hypothetical percentage to your assumed medical cost trend and stating the impact it would have on those liabilities does not appear to accomplish this objective.

For each reporting period, the estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in our key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims, and medical cost trends, which are impacted by actual or expected changes in the utilization of medical services. The following table illustrates the sensitivity resulting from reasonably likely changes in CIGNA’s key assumptions and the estimated potential impact that these changes could have on CIGNA’s medical claims payable and net income in the future:

(dollars in millions)
	Increase / (Decrease) in Medical Claims Payable		Increase / (Decrease) in Net Income

(Decrease)/ Increase In Factor	Change in Completion Factors[1]	Change in Trend[2]	Change in Completion Factors[1]	Change in Trend[2]

(2%)	$78	($45)	($29)	$18
(1%)	38	(23)	(14)	9
1%	(37)	23	14	(9)
2%	(73)	45	27	(18)

1 -	Assumes (decrease)/increase in reserve completion factors for the most recent three months based on the book of business mix as of December 31, 2005.
2 -	Assumes (decrease)/increase in trend for the most recent three months based on the book of business mix as of December 31, 2005.

An increase or decrease in medical claims payable does not directly correspond to an increase or decrease in CIGNA's net income in the period recognized, as discussed in Note 5.

In addition, a 1% increase in the medical cost trend on our current year incurred medical costs (paid claims plus change in reserve) would reduce net income by $30 million.

d.	Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported.

The response has been included in 1 a. above.

Consolidated Statement of Cash Flows, page 53

2.
We do not believe it is appropriate to include discontinued operations within one line item on the Statements of Cash Flows. Please refer to the Center for Public Company Audit Firms Alert numbers 90 and 98 at www.aicpa.org/CPCAF and confirm how you intend to comply with the guidance.

In preparing the statement of cash flows for the year ended December 31, 2005, we considered the Center for Public Company Audit Firms Alert numbers 90 and 98, SFAS 95 and the Commission’s guidance provided at the AICPA Annual Conference on SEC and PCAOB Current Developments. We believe that the cash flows associated with discontinued operations in 2005 and 2003 have been presented in accordance with the recent guidance for the following reasons.

During 2005, CIGNA had income from discontinued operations of $349 million, which included the receipt of a $222 million federal tax refund associated with the 1999 sale of the property and casualty business. The sale of this business had previously been reported as discontinued operations. CIGNA received the refund in the fourth quarter of 2005 and reported the $222 million as cash provided by operating activities of discontinued operations as a component of cash flows from operating activities. CIGNA separately identified the cash flows related to discontinued operations within cash flows from operating activities. CIGNA generally classifies payments and refunds of taxes as cash flows from operating activities. There were no cash flows from discontinued operations resulting from investing or financing activities. The resolution of the federal tax matter and the related refund were discussed in Note 16 to the Financial Statements and the discussion of Liquidity and Capital Resources in Management’s Discussion and Analysis in CIGNA's Annual Report.

In 2003, income from discontinued operations relates to the gains on sale of Lovelace Health Systems, Inc. and our Brazilian Health Care operations. CIGNA reported the proceeds of $209 million on the sales of the discontinued operations as a component of cash flows from investing activities, combined with the proceeds on sales of other businesses. CIGNA separately disclosed the proceeds on sale attributable to each business in Note 3 to the financial statements. There were no other changes in the operating assets and liabilities of the discontinued operations that affected cash flows. The presentation in the 2005 10-K of these proceeds was consistent with the presentation in the 2004 and 2003 10-K’s and prior periods were not reclassified or restated.

Note 5 - Health Care Medical Claims Payable, page 62

3.
Please provide, in disclosure type format, specific reasons for the favorable development in prior years reserves for the years ended December 31, 2005 and 2004. Clarify what you mean by “Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve will a net reduction in medical claims expense for the current year occur.” Also, clarify what you mean by “only adjustments to medical costs incurred associated with accounts in deficit affect net income.”

Note 5 - Health Care Medical Claims Payable
(In millions)	2005	2004
Balance at January 1,	$1,594	$2,173
Less: Reinsurance and other amounts recoverable	497	719
Balance at January 1, net	1,097	1,454
Incurred claims related to:
Current year	6,631	6,889
Prior years	(326)	(273)
Total incurred	6,305	6,616
Paid claims related to:
Current year	5,844	5,914
Prior years	735	1,059
Total paid	6,579	6,973
Balance at December 31, net	823	1,097
Add: Reinsurance and other amounts recoverable	342	497
Balance at December 31,	$1,165	$1,594

The favorable incurred claims related to prior years’ reserves of $326 million and $273 million for the years ended December 31, 2005 and December 31, 2004 was a result of actual experience differing from CIGNA's key assumptions, specifically completion factors, medical cost trends, and other relevant operational factors as described in 1 a. above. The favorable incurred claims related to prior years in 2005 is primarily due to higher than expected completion factors reflecting better than expected time to process, other operational improvements and the favorable runoff of amounts accrued to ensure adequacy in moderately adverse conditions. The favorable incurred claims related to prior years in 2004 is primarily due to lower than expected medical cost trends, other operational improvements, higher than expected completion factors reflecting better than expected time to process and the favorable runoff of amounts accrued to ensure adequacy in moderately adverse conditions.

For the following reasons, the amount of incurred claims related to prior years do not directly correspond to an increase or decrease in CIGNA's net income in the period recognized.

First, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the medical costs and administrative charges, including profit charges, exceed the premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on net income. An account is in surplus when the premium received exceeds the medical expense and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As such, a portion of the incurred claims related to prior years represents the amount established to achieve that level of confidence, which may be offset by an equivalent amount established as part of the estimate of incurred claims related to current years. A change in incurred claims related to prior years which is completely offset in this manner will not affect CIGNA's net income.

As a result, the gross amount of incurred claims related to prior years, when netted for the factors discussed above, favorably impacted CIGNA's net income by $137 million in 2005 and $106 million in 2004.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (215) 761-1206 or by facsimile at (215) 761-5530.

Sincerely yours,

/s/ Annmarie Hagan
Vice President and
Chief Accounting Officer